Exhibit 1.2

ADO Properties S.A. Luxembourg

82% of ADLER shareholders support the business combination with ADO Properties

•	ADO and ADLER to create one of the largest real estate groups in Europe

•	Significant majority (82.82%) of shares tendered during acceptance period

•	Additional Acceptance Period until 25 March 2020

Luxembourg, 11 March 2020 – ADO Properties S.A. (“ADO”) is pleased to announce that at the end of the acceptance period on 6 March 2020, shareholders of ADLER Real Estate Aktiengesellschaft (“ADLER”) tendered a total of 59,821,764 shares of which 741,720 shares are from the conversion of the ADLER convertible bond 2016/2021 into the voluntary public takeover offer by ADO. This represents 82.82%1 of ADLER shares as of the reference date and reflects significant support for the combination of ADO and ADLER.

“We’ve received very strong support from ADLER shareholders for our proposed combination of ADO and ADLER which creates a leading company in German residential real estate. This support reflects the advantages and the compelling strategic rationale of this business combination,” said Thierry Beaudemoulin, Chief Executive Officer of ADO. “We have made significant progress towards the completion of the business combination with ADLER and are committed to creating higher value for shareholders together in the future.”

Remaining ADLER shareholders will be able to tender their ADLER shares at an unchanged exchange ratio of 0.4164 to new ADO shares during the additional acceptance period, which starts on 12 March 2020 at 00:00 (CET) and ends on 25 March 2020 at 24:00 (CET).

The combination of both companies will create one of the largest listed residential real estate groups in Europe. The high-quality portfolio of the combined company will have a value of around EUR 8.6 billion and will be diversified across core German metropolitan areas with attractive growth potential. Through its strategic partnership with real estate developer Consus Real Estate AG (“Consus“), the combined company will also be able to address Germany’s housing shortage across its largest cities as well as utilize Consus’ attractive development pipeline providing new and modern affordable homes.

Additionally, the transaction creates significant value for all shareholder groups and will position the new entity favourably for further accretive growth. In relation to rent caps (‘Mietendeckel’) in Berlin, ADO sees this political development as an opportunity to position itself throughout Germany. Ultimately, shareholders in the combined company will benefit from enhanced liquidity in its shares with a free float market capitalization of approximately EUR 1.8 billion and will be a MDAX candidate after closing.

The combination of ADO and ADLER is expected to achieve operational and financial synergies of between EUR 25 million and EUR 39 million, which together with Consus increases to between EUR 180 million and EUR 210 million. These synergies will result from streamlined operations and financial discipline combined with improved corporate governance.

The financial structure of the combined ADO and ADLER company is expected to have an investment grade credit rating profile. The balance sheet will be further strengthened through a fully underwritten rights issue of up to EUR 500 million after closing. We have also received significant support from debt investors in ADLER who have waived the change of control clauses in their respective facilities. For EUR 3.135 billion out of EUR 3.5 billion of ADLER debt waivers have already been received. We remain in discussion for the remaining debt.

ADO Properties S.A. Luxembourg

The offer, along with further information relating to the voluntary tender offer, can be found online at:

English Version:

https://www.ado.properties/websites/ado/English/1500/takeover-offer-ado-properties-s_a_-_- adler-real-estate-aktiengesellschaft.html

German Version:

https://www.ado.properties/websites/ado/German/1500/uebernahmeangebot-ado-properties- s_a_-_-adler-real-estate aktiengesellschaft.html

1	Based on 72.229.511 shares which includes new shares following conversion of ADLER convertible bonds 2016/2021.

Contact

Investor Relations:

T +352 278 456 710

F +352 203 015 00

E ir@ado.properties

Media Relations:

Finsbury

Gordon Simpson

E Gordon.Simpson@finsbury.com

Ed Simpkins

E Edward.Simpkins@finsbury.com

T +44 207 251 3801

Hering Schuppener

Christian Falkowski

E cfalkowski@heringschuppener.com

T +49 69 92 18 74 64

Important information:

This announcement is neither an offer to purchase nor a solicitation to purchase ADO Properties or ADLER shares. The terms and conditions of the voluntary tender offer, as well as further provisions concerning the voluntary tender offer, are published in the offer document which publication has been permitted by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht). Investors and holders of ADLER shares are strongly recommended to read the offer document and all other documents in connection with the offer as they contain important information.

Subject to the exceptions described in the offer document and any exceptions granted by the relevant regulatory authorities, an offer is not being made directly or indirectly, in or into those jurisdictions where to do so would constitute a violation pursuant to the laws of such jurisdiction.

ADO Properties S.A. Luxembourg

The ADO Properties shares that are intended to be transferred to ADLER shareholders as consideration (“Offer Shares”) have not been, and will not be, registered under the United States Securities Act of 1933, as amended (“Securities Act”), or under any of the applicable securities laws of any state, district or other jurisdiction of the United States of America. The Offer Shares may not be offered, sold or delivered, directly or indirectly, to ADLER shareholders located in the United States of America (“U.S. Shareholders”), or to agents, nominees, trustees, custodians or other persons acting for the account or benefit of U.S. Shareholders, unless registered under the Securities Act or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable state securities laws of the United States. The Offer Shares will be offered in the United States in reliance upon the exemption from the registration requirements of the Securities Act provided by Rule 802 thereunder.

The offer is not subject to the ‘U.S. tender offer rules’ contained in Regulation 14D under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), and is being made with respect to U.S. Shareholders in reliance on exemptions provided by Rule 14d-1(c) under the Exchange Act. As a result, the offer is made in accordance with the applicable regulatory, disclosure and procedural requirements under German law, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments, that are different from those applicable under United States domestic tender offer procedures and law.

Holders of securities in ADLER should be aware that ADO Properties reserves the right, to the extent permissible under applicable law or regulation, and in accordance with German market practice, to purchase, or conclude agreements to purchase, ADLER shares, directly or indirectly, outside of the scope of the offer, before, during or after the acceptance or further acceptance period. This applies to other securities that are directly convertible into, exchangeable for, or exercisable for ADLER shares. These purchases may be completed via the stock exchange at market prices or outside the stock exchange at negotiated conditions. Any information on such purchases will be disclosed as required by law or regulation in Germany or any other relevant jurisdiction.

The transaction described in this announcement involves the securities of Luxembourg and German companies. Information distributed in connection with the transaction is subject to the disclosure requirements of the Federal Republic of Germany, which are different from those of the United States. The financial information included or incorporated by reference in the offer document has been prepared in accordance with accounting standards in Luxembourg or Germany, as applicable, that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for shareholders to enforce their rights and any claims they may have arising under the U.S. federal securities laws, since ADO Properties and ADLER are each located in a non-U.S. jurisdiction and their respective officers and board members are residents of non-U.S. jurisdictions. Holders of securities in ADO Properties and ADLER may not be able to rely on having recourse to provisions for the protection of investors in any jurisdiction other than the provisions of Luxembourg or Germany, as applicable. Holders of securities in ADO Properties and ADLER may not be able to sue ADO Properties, ADLER or their respective officers and board members in court in Luxembourg or Germany, as applicable, for violations of the U.S. securities laws. It may be difficult to compel ADO Properties, ADLER or any of their respective affiliates to subject themselves to a U.S. court’s judgment.

ADO Properties S.A. Luxembourg

If any announcements contain forward-looking statements, such statements do not represent facts and are characterized by the words ‘will’, ‘expect’, ‘believe’, ‘estimate’, ‘intend’, ‘contemplate’, ‘aim’, ‘assume’ or similar expressions. Such statements express the intentions, opinions or current expectations and assumptions of ADO Properties and the persons acting together with ADO Properties. Such forward-looking statements are based on current plans, estimates and forecasts which ADO Properties and the persons acting together with ADO Properties have made to the best of their knowledge, but which do not claim to be correct in the future. Forward-looking statements are subject to risks and uncertainties that are difficult to predict and usually cannot be influenced by ADO Properties or the persons acting together with ADO Properties. It should be kept in mind that the actual events or consequences may differ materially from those contained in or expressed by such forward-looking statements.